Canadian Natural Resources Limited
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS
ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the timing and impact of the Oil Sands Pathways to Net Zero ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+")) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including any production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	1	Three months ended March 31, 2022

The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the “Non-GAAP and Other Financial Measures” section of this MD&A.
Special Note Regarding Currency, Financial Information and Production
This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three months ended March 31, 2022 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three months ended March 31, 2022 and this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three months ended March 31, 2022 in relation to the first quarter of 2021 and the fourth quarter of 2021. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated May 4, 2022.

Canadian Natural Resources Limited	2	Three months ended March 31, 2022

FINANCIAL HIGHLIGHTS

		Three Months Ended
($ millions, except per common share amounts)		Mar 31 2022	Dec 31 2021	Mar 31 2021
Product sales (1)		$12,132	$10,190	$7,019
Crude oil and NGLs		$10,773	$8,979	$6,288
Natural gas		$1,002	$958	$555
Net earnings		$3,101	$2,534	$1,377
Per common share	– basic	$2.66	$2.16	$1.16
	– diluted	$2.63	$2.14	$1.16
Adjusted net earnings from operations (2)		$3,376	$2,626	$1,219
Per common share	– basic (3)	$2.90	$2.24	$1.03
	– diluted (3)	$2.86	$2.21	$1.03
Cash flows from operating activities		$2,853	$4,712	$2,536
Adjusted funds flow (2)		$4,975	$4,338	$2,712
Per common share	– basic (3)	$4.27	$3.69	$2.29
	– diluted (3)	$4.21	$3.66	$2.28
Cash flows used in investing activities		$1,251	$1,615	$648
Net capital expenditures (2)		$1,455	$1,804	$808
(1)Further details related to product sales are disclosed in note 17 to the financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
SUMMARY OF FINANCIAL HIGHLIGHTS
Consolidated Net Earnings and Adjusted Net Earnings from Operations
Net earnings for the first quarter of 2022 were $3,101 million compared with $1,377 million for the first quarter of 2021 and $2,534 million for the fourth quarter of 2021. Net earnings for the first quarter of 2022 included non-operating items, net of tax, of $275 million compared with $158 million for the first quarter of 2021 and $92 million for the fourth quarter of 2021 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the gain from investments, and government grant income under the provincial well-site rehabilitation programs. Excluding these items, adjusted net earnings from operations for the first quarter of 2022 were $3,376 million compared with $1,219 million for the first quarter of 2021 and $2,626 million for the fourth quarter of 2021.
The increase in net earnings and adjusted net earnings from operations for the first quarter of 2022 from the comparable periods primarily reflected:
▪higher crude oil and NGLs netbacks (1) in the Exploration and Production segments;
▪higher realized SCO sales price (1) in the Oil Sands Mining and Upgrading segment;
▪higher natural gas netbacks in the Exploration and Production segments compared to the first quarter of 2021; and
▪higher natural gas sales volumes in the North America segment;
partially offset by:
▪lower SCO sales volumes in the Oil Sands Mining and Upgrading segment.
The impacts of share-based compensation, risk management activities, fluctuations in foreign exchange rates, and the gain from investments, also contributed to the movements in net earnings from the comparable periods. These items are discussed in detail in the relevant sections of this MD&A.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	3	Three months ended March 31, 2022

Cash Flows from Operating Activities and Adjusted Funds Flow
Cash flows from operating activities for the first quarter of 2022 were $2,853 million compared with $2,536 million for the first quarter of 2021 and $4,712 million for the fourth quarter of 2021. The fluctuations in cash flows from operating activities from the comparable periods were primarily due the impact of changes in non-cash working capital, together with the factors previously noted related to the fluctuations in adjusted net earnings from operations.
Adjusted funds flow for the first quarter of 2022 was $4,975 million compared with $2,712 million for the first quarter of 2021 and $4,338 million for the fourth quarter of 2021. The fluctuations in adjusted funds flow from the comparable periods were primarily due to the factors noted above related to the fluctuations in cash flows from operating activities excluding the impact of the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program.
Production Volumes
Crude oil and NGLs production before royalties for the first quarter of 2022 decreased 3% to 945,809 bbl/d, from 979,352 bbl/d for the first quarter of 2021 and decreased 6% from 1,004,425 bbl/d for the fourth quarter of 2021. Natural gas production before royalties for the first quarter of 2022 increased 26% to 2,006 MMcf/d from 1,598 MMcf/d for the first quarter of 2021 and increased 8% from 1,857 MMcf/d for the fourth quarter of 2021. Total production before royalties for the first quarter of 2022 of 1,280,180 BOE/d was comparable with 1,245,703 BOE/d for the first quarter of 2021 and 1,313,900 BOE/d for the fourth quarter of 2021. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production, before royalties" section of this MD&A.
Product Prices
In the Company's Exploration and Production segments, realized crude oil and NGLs prices (1) averaged $93.54 per bbl for the first quarter of 2022, an increase of 78% compared with $52.68 per bbl for the first quarter of 2021, and an increase of 28% from $72.81 per bbl for the fourth quarter of 2021. The realized natural gas price (1) increased 54% to average $5.26 per Mcf for the first quarter of 2022 from $3.42 per Mcf for the first quarter of 2021, and was comparable with $5.35 per Mcf for the fourth quarter of 2021. In the Oil Sands Mining and Upgrading segment, the Company's realized SCO sales price increased 73% to average $112.05 per bbl for the first quarter of 2022 from $64.60 per bbl for the first quarter of 2021, and increased 27% from $88.48 per bbl for the fourth quarter of 2021. The Company's realized pricing reflects prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment", "Realized Product Prices – Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.
Production Expense
In the Company's Exploration and Production segments, crude oil and NGLs production expense (2) averaged $15.80 per bbl for the first quarter of 2022, an increase of 9% from $14.56 per bbl for the first quarter of 2021, and comparable with $15.70 per bbl for the fourth quarter of 2021. Natural gas production expense (2) averaged $1.31 per Mcf for the first quarter of 2022, comparable with $1.27 per Mcf for the first quarter of 2021 and an increase of 17% from $1.12 per Mcf for the fourth quarter of 2021. In the Oil Sands Mining and Upgrading segment, production costs (2) averaged $24.60 per bbl for the first quarter of 2022, an increase of 24% from $19.82 per bbl for the first quarter of 2021, and an increase of 26% from $19.55 per bbl for the fourth quarter of 2021. Crude oil and NGLs and natural gas production expense is discussed in detail in the "Production Expense – Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2) Calculated as respective production expense divided by respective sales volumes.

Canadian Natural Resources Limited	4	Three months ended March 31, 2022

SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021
Product sales (1)	$12,132	$10,190	$8,521	$7,124
Crude oil and NGLs	$10,773	$8,979	$7,607	$6,382
Natural gas	$1,002	$958	$694	$509
Net earnings	$3,101	$2,534	$2,202	$1,551
Net earnings per common share
– basic	$2.66	$2.16	$1.87	$1.31
– diluted	$2.63	$2.14	$1.86	$1.30
($ millions, except per common share amounts)	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020
Product sales (1)	$7,019	$5,219	$4,676	$2,944
Crude oil and NGLs	$6,288	$4,592	$4,202	$2,462
Natural gas	$555	$496	$338	$307
Net earnings (loss)	$1,377	$749	$408	$(310)
Net earnings (loss) per common share
– basic	$1.16	$0.63	$0.35	$(0.26)
– diluted	$1.16	$0.63	$0.35	$(0.26)
(1)Further details related to product sales for the three months ended March 31, 2022 and 2021 are disclosed in note 17 to the financial statements.
Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties, including those due to COVID-19 and in connection with governmental responses to COVID-19, and the impact of the Russian invasion of Ukraine, on worldwide benchmark pricing; the impact of shale oil production in North America; the impact of the Western Canadian Select ("WCS") Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America; the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the International segments; and the impact of production curtailments mandated by the Government of Alberta that were suspended effective December 1, 2020.
▪Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages, the impact of geopolitical and market uncertainties, the impact of seasonal conditions, and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production from the Kirby and Jackfish Thermal Oil Sands Projects, fluctuations in production due to the cyclic nature of the Primrose thermal oil projects, fluctuations in the Company’s drilling program in North America and the International segments, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, production curtailments mandated by the Government of Alberta that were suspended effective December 1, 2020, and the impact of shut-in production due to lower demand during COVID-19. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in North America and the International segments, natural decline rates, the temporary shut-down and subsequent reinstatement of the Pine River Gas Plant during 2021, and the impact and timing of acquisitions.
▪Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production volumes, the impact of seasonal conditions, the impact of increased carbon tax and energy costs, cost optimizations across all segments, the impact and timing of acquisitions, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.

Canadian Natural Resources Limited	5	Three months ended March 31, 2022

▪Transportation, blending, and feedstock expense – Fluctuations due to the provision recognized relating to the cancellation of the Keystone XL pipeline project in the fourth quarter of 2020.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, and the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company's risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses were also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.
▪Gain on acquisitions, gain (loss) from investments and income from North West Redwater Partnership ("NWRP") – Fluctuations due to the recognition of gains on acquisitions, gain (loss) from the investments in PrairieSky Royalty Ltd. and Inter Pipeline Ltd. shares, and the distribution from NWRP in the second quarter of 2021.
BUSINESS ENVIRONMENT
Global benchmark crude oil prices increased significantly in the first quarter of 2022, primarily in response to the impact of the Russian invasion of Ukraine and the OPEC+ decision to adhere to previously agreed upon production cut agreements. Additionally, global economic conditions and outlook continued to improve as the effects of COVID-19 became less impactful on the global economy.
Liquidity
As at March 31, 2022, the Company had undrawn revolving bank credit facilities of $5,590 million. Including cash and cash equivalents and short-term investments, the Company had approximately $6,107 million in liquidity (1). The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.
Risks and Uncertainties
COVID-19, including variants of concern, continues to have the potential to further disrupt the Company’s operations, projects, and financial condition, through the disruption of the local or global supply chain and transportation services, rising inflation, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on their extent and severity.

(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	6	Three months ended March 31, 2022

Benchmark Commodity Prices

	Three Months Ended
(Average for the period)	Mar 31 2022	Dec 31 2021	Mar 31 2021
WTI benchmark price (US$/bbl)	$94.38	$77.17	$57.80
Dated Brent benchmark price (US$/bbl)	$99.17	$79.55	$60.58
WCS Heavy Differential from WTI (US$/bbl)	$14.60	$14.65	$12.42
SCO price (US$/bbl)	$93.05	$75.39	$54.30
Condensate benchmark price (US$/bbl)	$96.16	$79.10	$57.99
Condensate Differential from WTI (US$/bbl)	$(1.78)	$(1.93)	$(0.19)
NYMEX benchmark price (US$/MMBtu)	$4.91	$5.83	$2.69
AECO benchmark price (C$/GJ)	$4.35	$4.67	$2.77
US/Canadian dollar average exchange rate (US$)	$0.7899	$0.7937	$0.7900
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates. Product revenue continued to be impacted by the volatility of the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$94.38 per bbl for the first quarter of 2022, an increase of 63% from US$57.80 per bbl for the first quarter of 2021, and an increase of 22% from US$77.17 per bbl for the fourth quarter of 2021.
Crude oil sales contracts for the Company’s International segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$99.17 per bbl for the first quarter of 2022, an increase of 64% from US$60.58 per bbl for the first quarter of 2021, and an increase of 25% from US$79.55 per bbl for the fourth quarter of 2021.
The increase in WTI and Brent pricing for the first quarter of 2022 from the comparable periods primarily reflected the impact of the Russian invasion of Ukraine and the OPEC+ decision to adhere to the previously agreed upon production cut agreements. Additionally, global demand for crude oil continued to increase due to improved economic conditions as a result of the lessening of earlier COVID-19 restrictions.
The WCS Heavy Differential averaged US$14.60 per bbl for the first quarter of 2022, a widening of 18% from US$12.42 per bbl for the first quarter of 2021, and comparable with US$14.65 per bbl for the fourth quarter of 2021. The widening of the WCS Heavy Differential for the first quarter of 2022 from the first quarter of 2021, primarily reflected the increase in WTI benchmark pricing and the widening of US Gulf Coast heavy oil pricing.
The SCO price averaged US$93.05 per bbl for the first quarter of 2022, an increase of 71% from US$54.30 per bbl for the first quarter of 2021, and an increase of 23% from US$75.39 per bbl for the fourth quarter of 2021. The increase in SCO pricing for the first quarter of 2022 from the comparable periods primarily reflected the increase in WTI benchmark pricing.
NYMEX natural gas prices averaged US$4.91 per MMBtu for the first quarter of 2022, an increase of 83% from US$2.69 per MMBtu for the first quarter of 2021, and a decrease of 16% from US$5.83 per MMBtu for the fourth quarter of 2021. The increase in NYMEX natural gas prices for the first quarter of 2022 from the first quarter of 2021 primarily reflected the impact of the Russian invasion of Ukraine, increased North American demand, and increased US Liquefied Natural Gas exports. The decrease in NYMEX natural gas prices for the first quarter of 2022 from the fourth quarter of 2021 primarily reflected lower than expected demand in North America due to weather.
AECO natural gas prices averaged $4.35 per GJ for the first quarter of 2022, an increase of 57% from $2.77 per GJ for the first quarter of 2021, and a decrease of 7% from $4.67 per GJ for the fourth quarter of 2021. The increase in AECO natural gas prices for the first quarter of 2022 from the first quarter of 2021 primarily reflected lower storage levels and the increase in NYMEX benchmark pricing. The decrease in AECO natural gas prices for the first quarter of 2022 from the fourth quarter of 2021 primarily reflected the decrease in NYMEX benchmark pricing.

Canadian Natural Resources Limited	7	Three months ended March 31, 2022

DAILY PRODUCTION, before royalties

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	484,280	478,738	478,736
North America – Oil Sands Mining and Upgrading (1)	429,826	493,406	468,803
International – Exploration and Production
North Sea	15,961	17,860	19,959
Offshore Africa	15,742	14,421	11,854
Total International (2)	31,703	32,281	31,813
Total Crude oil and NGLs	945,809	1,004,425	979,352
Natural gas (MMcf/d) (3)
North America	1,988	1,841	1,585
International
North Sea	3	3	4
Offshore Africa	15	13	9
Total International	18	16	13
Total Natural gas	2,006	1,857	1,598
Total Barrels of oil equivalent (BOE/d)	1,280,180	1,313,900	1,245,703
Product mix
Light and medium crude oil and NGLs	11%	10%	10%
Pelican Lake heavy crude oil	4%	4%	4%
Primary heavy crude oil	5%	5%	5%
Bitumen (thermal oil)	20%	20%	22%
Synthetic crude oil (1)	34%	38%	38%
Natural gas	26%	23%	21%
Percentage of gross revenue (1) (4)
(excluding Midstream and Refining revenue)
Crude oil and NGLs	91%	90%	92%
Natural gas	9%	10%	8%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)“International” includes North Sea and Offshore Africa Exploration and Production segments in all instances used.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	8	Three months ended March 31, 2022

DAILY PRODUCTION, net of royalties

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	386,621	403,305	422,124
North America – Oil Sands Mining and Upgrading	376,984	440,492	448,315
International – Exploration and Production
North Sea	15,908	17,825	19,927
Offshore Africa	15,010	13,638	11,325
Total International	30,918	31,463	31,252
Total Crude oil and NGLs	794,523	875,260	901,691
Natural gas (MMcf/d)
North America	1,829	1,721	1,508
International
North Sea	3	3	4
Offshore Africa	14	12	9
Total International	17	15	13
Total Natural gas	1,846	1,736	1,521
Total Barrels of oil equivalent (BOE/d)	1,102,221	1,164,613	1,155,220
The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Crude oil and NGLs production before royalties for the first quarter of 2022 averaged 945,809 bbl/d, a decrease of 3% from 979,352 bbl/d for the first quarter of 2021, and a decrease of 6% from 1,004,425 bbl/d for the fourth quarter of 2021. The decrease in crude oil and NGLs production for the first quarter of 2022 from the comparable periods primarily reflected facility restrictions at the non-operated Scotford Upgrader ("Scotford") and the commencement of the planned turnaround, which impacted production for the quarter by approximately 46,000 bbl/d.
Annual crude oil and NGLs production for 2022 is targeted to average between 940,000 bbl/d and 982,000 bbl/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Record natural gas production before royalties for the first quarter of 2022 of 2,006 MMcf/d increased 26% from 1,598 MMcf/d for the first quarter of 2021, and increased 8% from 1,857 MMcf/d for the fourth quarter of 2021. The increase in natural gas production for the first quarter of 2022 from the comparable periods primarily reflected strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
Annual natural gas production for 2022 is targeted to average between 1,980 MMcf/d and 2,030 MMcf/d. Production targets constitute forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
North America – Exploration and Production
North America crude oil and NGLs production before royalties for the first quarter of 2022 of 484,280 bbl/d was comparable with 478,736 bbl/d for the first quarter of 2021 and 478,738 bbl/d for the fourth quarter of 2021. Crude oil and NGLs production for the first quarter of 2022 from the comparable periods primarily reflected strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
The Company's thermal in situ assets continued to demonstrate long life low decline production before royalties, averaging 261,743 bbl/d for the first quarter of 2022, comparable with 267,530 bbl/d for the first quarter of 2021 and 263,110 bbl/d for the fourth quarter of 2021, through strong field optimization activities.
Pelican Lake heavy crude oil production before royalties averaged 51,991 bbl/d for the first quarter of 2022, a decrease of 6% from 55,498 bbl/d for the first quarter of 2021, and comparable with 52,963 bbl/d for the fourth quarter of 2021, demonstrating Pelican Lake's long life low decline production.

Canadian Natural Resources Limited	9	Three months ended March 31, 2022

Record natural gas production before royalties for the first quarter of 2022 averaged 1,988 MMcf/d, an increase of 25% from 1,585 MMcf/d for the first quarter of 2021, and an increase of 8% from 1,841 MMcf/d for the fourth quarter of 2021. The increase in natural gas production for the first quarter of 2022 from the comparable periods primarily reflected strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
North America – Oil Sands Mining and Upgrading
SCO production before royalties for the first quarter of 2022 of 429,826 bbl/d decreased 8% from 468,803 bbl/d for the first quarter of 2021 and decreased 13% from 493,406 bbl/d for the fourth quarter of 2021. The decrease in SCO production for the first quarter of 2022 from the comparable periods primarily reflected facility restrictions at Scotford and the commencement of the planned turnaround, which impacted production for the quarter by approximately 46,000 bbl/d.
International – Exploration and Production
International crude oil production before royalties for the first quarter of 2022 of 31,703 bbl/d was comparable with 31,813 bbl/d for the first quarter of 2021 and 32,281 bbl/d for the fourth quarter of 2021.
International Crude Oil Inventory Volumes
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	Mar 31 2022	Dec 31 2021	Mar 31 2021
International	872,196	727,439	612,242

Canadian Natural Resources Limited	10	Three months ended March 31, 2022

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$93.54	$72.81	$52.68
Transportation (2)	4.18	3.93	3.56
Realized price, net of transportation (2)	89.36	68.88	49.12
Royalties (3)	17.80	10.67	5.69
Production expense (4)	15.80	15.70	14.56
Netback (2)	$55.76	$42.51	$28.87
Natural gas ($/Mcf) (1)
Realized price (5)	$5.26	$5.35	$3.42
Transportation (6)	0.50	0.42	0.46
Realized price, net of transportation	4.76	4.93	2.96
Royalties (3)	0.42	0.35	0.16
Production expense (4)	1.31	1.12	1.27
Netback (2)	$3.03	$3.46	$1.53
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$69.66	$57.72	$41.80
Transportation (2)	3.72	3.40	3.29
Realized price, net of transportation (2)	65.94	54.32	38.51
Royalties (3)	11.88	7.48	4.10
Production expense (4)	12.70	12.33	12.20
Netback (2)	$41.36	$34.51	$22.21
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.

Canadian Natural Resources Limited	11	Three months ended March 31, 2022

REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs ($/bbl) (1)
North America (2)	$91.44	$71.57	$50.67
International average (3)	$128.35	$95.23	$76.45
North Sea (3)	$125.20	$100.45	$75.16
Offshore Africa (3)	$130.25	$75.42	$80.00
Crude oil and NGLs average (2)	$93.54	$72.81	$52.68

Natural gas ($/Mcf) (1) (3)
North America	$5.20	$5.33	$3.41
International average	$11.32	$7.77	$5.11
North Sea	$20.68	$3.20	$2.57
Offshore Africa	$9.57	$9.00	$6.09
Natural gas average	$5.26	$5.35	$3.42

Average ($/BOE) (1) (2)	$69.66	$57.72	$41.80
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as crude oil and NGLs sales and natural gas sales divided by respective sales volumes.
North America
North America realized crude oil and NGLs prices increased 80% to average $91.44 per bbl for the first quarter of 2022 from $50.67 per bbl for the first quarter of 2021, and increased 28% from $71.57 per bbl for the fourth quarter of 2021. The increase in realized crude oil and NGLs prices for the first quarter of 2022 from the comparable periods was primarily due to higher WTI benchmark pricing. The Company continues to focus on its crude oil blending marketing strategy and in the first quarter of 2022 contributed approximately 185,000 bbl/d of heavy crude oil blends to the WCS stream.
North America realized natural gas prices increased 52% to average $5.20 per Mcf for the first quarter of 2022 from $3.41 per Mcf for the first quarter of 2021, and was comparable with $5.33 per Mcf for the fourth quarter of 2021. The increase in realized natural gas prices for the first quarter of 2022 from the first quarter of 2021 primarily reflected lower storage levels and increased benchmark pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

	Three Months Ended
(Quarterly average)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$88.63	$74.41	$50.54
Pelican Lake heavy crude oil ($/bbl)	$97.73	$77.40	$55.26
Primary heavy crude oil ($/bbl)	$97.21	$75.47	$54.24
Bitumen (thermal oil) ($/bbl)	$89.93	$68.45	$48.92
Natural gas ($/Mcf)	$5.20	$5.33	$3.41
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.

Canadian Natural Resources Limited	12	Three months ended March 31, 2022

International
International realized crude oil and NGLs prices increased 68% to average $128.35 per bbl for the first quarter of 2022 from $76.45 per bbl for the first quarter of 2021 and increased 35% from $95.23 per bbl for the fourth quarter of 2021. Realized crude oil and NGLs prices per barrel in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The fluctuations in realized crude oil and NGLs prices for the first quarter of 2022 from the comparable periods reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs ($/bbl) (1)
North America	$18.64	$11.21	$6.09
International average	$3.93	$1.01	$1.05
North Sea	$0.41	$0.19	$0.12
Offshore Africa	$6.06	$4.10	$3.57
Crude oil and NGLs average	$17.80	$10.67	$5.69

Natural gas ($/Mcf) (1)
North America	$0.41	$0.35	$0.16
Offshore Africa	$0.98	$0.41	$0.28
Natural gas average	$0.42	$0.35	$0.16

Average ($/BOE) (1)	$11.88	$7.48	$4.10
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs and natural gas royalties for the first quarter of 2022 and the comparable periods reflected movements in benchmark commodity prices. North America crude oil royalties also reflected fluctuations in the WCS Heavy Differential and changes in the production mix between high and low royalty rate product types.
Crude oil and NGLs royalty rates (1) averaged approximately 20% of product sales for the first quarter of 2022 compared with 12% for the first quarter of 2021 and 16% for the fourth quarter of 2021. The increase in royalty rates for the first quarter of 2022 from the comparable periods was primarily due to higher benchmark prices together with fluctuations in the WCS Heavy Differential.
Natural gas royalty rates averaged approximately 8% of product sales for the first quarter of 2022 compared with 5% for the first quarter of 2021 and 7% for the fourth quarter of 2021. The increase in royalty rates for the first quarter of 2022 from the first quarter of 2021 was primarily due to higher benchmark prices. The increase in royalty rates for the first quarter of 2022 from the fourth quarter of 2021 was primarily due to royalty adjustments in the first quarter of 2022.
Offshore Africa
Under the terms of the various Production Sharing Contracts royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 5% for the first quarter of 2022 compared with 4% of product sales for the first quarter of 2021 and 5% for the fourth quarter of 2021. Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.

(1) Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	13	Three months ended March 31, 2022

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs ($/bbl) (1)
North America	$14.79	$13.55	$12.80
International average	$32.58	$54.91	$35.35
North Sea	$64.24	$64.96	$42.24
Offshore Africa	$13.38	$16.75	$16.57
Crude oil and NGLs average	$15.80	$15.70	$14.56

Natural gas ($/Mcf) (1)
North America	$1.28	$1.08	$1.24
International average	$4.61	$5.51	$4.95
North Sea	$8.21	$9.19	$4.85
Offshore Africa	$3.93	$4.52	$4.99
Natural gas average	$1.31	$1.12	$1.27

Average ($/BOE) (1)	$12.70	$12.33	$12.20
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs production expense for the first quarter of 2022 of $14.79 per bbl increased 16% from $12.80 per bbl for the first quarter of 2021 and increased 9% from $13.55 per bbl for the fourth quarter of 2021. The increase in crude oil and NGLs production expense per bbl for the first quarter of 2022 from the comparable periods primarily reflected increased energy costs.
North America natural gas production expense for the first quarter of 2022 of $1.28 per Mcf was comparable with $1.24 per Mcf for the first quarter of 2021 and increased 19% from $1.08 per Mcf for the fourth quarter of 2021. The increase in natural gas production expense per Mcf for the first quarter of 2022 from the fourth quarter of 2021 primarily reflected seasonal conditions.
International
International crude oil production expense for the first quarter of 2022 of $32.58 per bbl decreased 8% from $35.35 per bbl for the first quarter of 2021 and decreased 41% from $54.91 per bbl for the fourth quarter of 2021. The fluctuations in crude oil production expense per barrel for the first quarter of 2022 from the comparable periods primarily reflected the timing of liftings from the Company's various fields in the North Sea and Offshore Africa that have different cost structures. International production expense also reflected fluctuations in the Canadian dollar.

Canadian Natural Resources Limited	14	Three months ended March 31, 2022

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended
($ millions, except per BOE amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
North America	$878	$939	$868
North Sea	29	33	68
Offshore Africa	51	19	31
Depletion, Depreciation and Amortization	$958	$991	$967
$/BOE (1)	$12.40	$13.03	$13.70
(1)Calculated as depletion, depreciation and amortization expense divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for the first quarter of 2022 of $12.40 per BOE decreased 9% from $13.70 per BOE for the first quarter of 2021 and decreased 5% from $13.03 per BOE for the fourth quarter of 2021. The decrease in depletion, depreciation and amortization expense per BOE for the first quarter of 2022 from the comparable periods primarily reflected lower depletion rates, primarily due to increases to the Company's North America Exploration and Production reserve estimates at December 31, 2021, including the impact of the acquisitions completed during the prior year.
Depletion, depreciation and amortization expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended
($ millions, except per BOE amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
North America	$35	$25	$25
North Sea	7	5	5
Offshore Africa	2	2	1
Asset Retirement Obligation Accretion	$44	$32	$31
$/BOE (1)	$0.56	$0.42	$0.45
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for the first quarter of 2022 of $0.56 per BOE increased 24% from $0.45 per BOE for the first quarter of 2021 and increased 33% from $0.42 per BOE for the fourth quarter of 2021. The increase in asset retirement obligation accretion expense on a per BOE basis primarily reflected the revision of cost estimates made to the asset retirement obligation in the fourth quarter of 2021.

Canadian Natural Resources Limited	15	Three months ended March 31, 2022

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites. SCO production in the first quarter of 2022 of 429,826 bbl/d decreased from the comparable periods, primarily reflecting facility restrictions at Scotford and the commencement of the planned turnaround, which impacted production for the quarter by approximately 46,000 bbl/d.
The Company incurred production costs of $977 million for the first quarter of 2022, a 17% increase from $838 million for the first quarter of 2021, and a 12% increase from $871 million for the fourth quarter of 2021, primarily reflecting higher energy, turnaround, and maintenance related costs.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended
($/bbl)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Realized SCO sales price (1)	$112.05	$88.48	$64.60
Bitumen value for royalty purposes (2)	$85.75	$65.80	$46.39
Bitumen royalties (3)	$13.51	$9.16	$2.88
Transportation (1)	$1.55	$1.33	$1.10
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
The realized SCO sales price averaged $112.05 per bbl for the first quarter of 2022, an increase of 73% from $64.60 per bbl for the first quarter of 2021 and an increase of 27% from $88.48 per bbl for the fourth quarter of 2021. The increase in the realized SCO sales price for the first quarter of 2022 from the comparable periods primarily reflected the increase in WTI benchmark pricing.
The increase in bitumen royalties per bbl for the first quarter of 2022 from the comparable periods primarily reflected the impact of higher prevailing bitumen pricing. The increase from the first quarter of 2021 also reflected the impact of AOSP reaching full payout.
Transportation expense averaged $1.55 per bbl for the first quarter of 2022, an increase of 41% from $1.10 per bbl for the first quarter of 2021 and an increase of 17% from $1.33 per bbl for the fourth quarter of 2021. The increase in transportation expense per bbl for the first quarter of 2022 from comparable periods primarily reflected the impact of lower production volumes in the first quarter of 2022.
PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 17 to the financial statements.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Production costs, excluding natural gas costs	$896	$796	$779
Natural gas costs	81	75	59
Production costs	$977	$871	$838

Canadian Natural Resources Limited	16	Three months ended March 31, 2022

	Three Months Ended
($/bbl)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Production costs, excluding natural gas costs (1)	$22.57	$17.86	$18.42
Natural gas costs (2)	2.03	1.69	1.40
Production costs (3)	$24.60	$19.55	$19.82
Sales volumes (bbl/d)	441,324	483,972	469,953
(1)Calculated as production costs, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production costs divided by sales volumes.
Production costs for the first quarter of 2022 averaged $24.60 per bbl, an increase of 24% from $19.82 per bbl for the first quarter of 2021 and an increase of 26% from $19.55 per bbl for the fourth quarter of 2021. The increase in production costs per bbl for the first quarter of 2022 from the comparable periods primarily reflected the impact of lower production volumes at Scotford, together with higher energy, turnaround, and maintenance related costs.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended
($ millions, except per bbl amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Depletion, depreciation and amortization	$445	$478	$450
$/bbl (1)	$11.20	$10.73	$10.64
(1) Calculated as depletion, depreciation and amortization divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for the first quarter of 2022 of $11.20 per bbl increased 5% from $10.64 per bbl for the first quarter of 2021, and increased 4% from $10.73 per bbl for the fourth quarter of 2021. The increase in depletion, depreciation and amortization on a per barrel basis for the first quarter of 2022 from the comparable periods primarily reflected the impact of lower volumes from underlying operations.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended
($ millions, except per bbl amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Asset retirement obligation accretion	$15	$14	$15
$/bbl (1)	$0.39	$0.32	$0.34
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For SCO sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense of $0.39 per bbl for the first quarter of 2022 increased 15% from $0.34 per bbl for the first quarter of 2021 and increased 22% from $0.32 per bbl for the fourth quarter of 2021. The increase in asset retirement obligation accretion from comparable periods primarily reflected the impact of lower sales volumes.

Canadian Natural Resources Limited	17	Three months ended March 31, 2022

MIDSTREAM AND REFINING

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Product sales
Midstream activities	$20	$17	$19
NWRP, refined product sales and other	249	200	131
Segmented revenue	269	217	150

Less:
NWRP, refining toll	61	37	58
Midstream activities	5	5	5
Production expense	66	42	63
NWRP, transportation and feedstock costs	179	165	105
Depreciation	4	4	4
Segmented earnings (loss)	$20	$6	$(22)
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% equity investment in NWRP.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d (25% toll payer) of bitumen feedstock for the Company and 37,500 bbl/d (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. For the first quarter of 2022, production of ultra-low sulphur diesel and other refined products averaged 71,975 BOE/d (17,994 BOE/d to the Company), (three months ended March 31, 2021 – 56,316 BOE/d; 14,079 BOE/d to the Company), reflecting the 25% toll payer commitment.
On June 30, 2021, the equity partners together with the toll payers, agreed to optimize the structure of NWRP to better align the commercial interests of the equity partners and the toll payers (the "Optimization Transaction"). Under the Optimization Transaction, NWRP repaid the Company's and APMC's subordinated debt advances of $555 million each and the Company received a $400 million distribution from NWRP during the second quarter of 2021.
As at March 31, 2022, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $572 million (December 31, 2021 – $562 million). For the three months ended March 31, 2022, the unrecognized share of the equity loss was $10 million (three months ended March 31, 2021 – recovery of unrecognized equity losses of $17 million).
ADMINISTRATION EXPENSE

	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Expense ($ millions)	$116	$97	$95
$/BOE (1)	$0.99	$0.81	$0.84
Sales volumes (BOE/d) (2)	1,300,300	1,310,878	1,254,481
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for the first quarter of 2022 of $0.99 per BOE increased 18% from $0.84 per BOE for the first quarter of 2021 and increased 22% from $0.81 per BOE for the fourth quarter of 2021. The increase in administration expense per BOE for the first quarter of 2022 from the comparable periods was primarily due to higher personnel costs.

Canadian Natural Resources Limited	18	Three months ended March 31, 2022

SHARE-BASED COMPENSATION

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Expense	$534	$191	$129
The Company's Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognized a $534 million share-based compensation expense for the three months ended March 31, 2022, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company's share price.
INTEREST AND OTHER FINANCING EXPENSE

	Three Months Ended
($ millions, except effective interest rate)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Interest and other financing expense	$163	$171	$185
Interest income and other (1)	4	2	12
Interest on long-term debt and lease liabilities (1)	$167	$173	$197

Average current and long-term debt (2)	$14,950	$16,084	$21,306
Average lease liabilities (2)	1,551	1,578	1,666
Average long-term debt and lease liabilities (2)	$16,501	$17,662	$22,972
Average effective interest rate (3) (4)	4.0%	3.9%	3.4%

Interest and other financing expense per $/BOE (5)	$1.40	$1.42	$1.64
Sales volumes (BOE/d) (6)	1,300,300	1,310,878	1,254,481
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective period.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the total of interest on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance for the respective period. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense per BOE for the first quarter of 2022 decreased 15% to $1.40 per BOE from $1.64 per BOE for the first quarter of 2021 and was comparable with $1.42 per BOE for the fourth quarter of 2021. The decrease in interest and other financing expense per BOE for the first quarter of 2022 from the first quarter of 2021 was primarily due to lower average debt levels and higher sales volumes, partially offset by lower interest income.
The Company's average effective interest rate for the first quarter of 2022 increased from the first quarter of 2021 primarily due to the repayment of the $1,000 million 3.31% medium-term note and bank credit facilities.

Canadian Natural Resources Limited	19	Three months ended March 31, 2022

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Foreign currency contracts	$22	$(11)	$15
Natural gas financial instruments (1)	5	6	(6)
Crude oil and NGLs financial instruments (1)	5	(1)	—
Net realized loss (gain)	32	(6)	9

Foreign currency contracts	(13)	16	(5)
Natural gas financial instruments (1)	32	(10)	25
Crude oil and NGLs financial instruments (1)	7	2	—
Net unrealized loss	26	8	20
Net loss	$58	$2	$29
(1)Commodity financial instruments were assumed in the acquisition of Storm Resources Ltd. and Painted Pony Energy Ltd. in the fourth quarter of 2021 and 2020, respectively.
During the first quarter of 2022, net realized risk management losses were related to the settlement of foreign currency contracts, natural gas financial instruments, and crude oil and NGLs financial instruments. The Company recorded a net unrealized loss of $26 million ($17 million after-tax of $9 million) on its risk management activities for the three months ended March 31, 2022 (three months ended December 31, 2021 – unrealized loss of $8 million, $10 million after-tax of $2 million; three months ended March 31, 2021 – unrealized loss of $20 million, $15 million after-tax of $5 million).
Further details related to outstanding derivative financial instruments at March 31, 2022 are disclosed in note 15 to the financial statements.
FOREIGN EXCHANGE

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net realized loss (gain)	$10	$(27)	$10
Net unrealized gain	(156)	(79)	(172)
Net gain (1)	$(146)	$(106)	$(162)
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange loss for the first quarter of 2022 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The net unrealized foreign exchange gain for the first quarter of 2022 was primarily related to the impact of a stronger Canadian dollar with respect to outstanding US dollar debt. The US/Canadian dollar exchange rate at March 31, 2022 was US$0.8010 (December 31, 2021 – US$0.7901, March 31, 2021 – US$0.7954).

Canadian Natural Resources Limited	20	Three months ended March 31, 2022

INCOME TAXES

	Three Months Ended
($ millions, except effective tax rates)	Mar 31 2022	Dec 31 2021	Mar 31 2021
North America (1)	$834	$691	$285
North Sea	7	(3)	11
Offshore Africa	12	3	4
PRT (2) – North Sea	(7)	(12)	(5)
Other taxes	5	4	2
Current income tax	851	683	297
Deferred income tax	125	193	21
Income tax	$976	$876	$318

Earnings before taxes	$4,077	$3,410	$1,695
Effective tax rate on net earnings (3)	24%	26%	19%

Income tax	$976	$876	$318
Tax effect on non-operating items (4)	8	—	5
Current PRT - North Sea	7	12	5
Other taxes	(5)	(4)	(2)
Effective tax on adjusted net earnings	$986	$884	$326

Adjusted net earnings from operations (5)	$3,376	$2,626	$1,219
Effective tax on adjusted net earnings	986	884	326
Adjusted net earnings from operations, before taxes	$4,362	$3,510	$1,545
Effective tax rate on adjusted net earnings from operations (6) (7)	23%	25%	21%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
(3)Calculated as total of current and deferred income tax divided by earnings before taxes.
(4)Includes the net tax effect of PSUs, unrealized risk management, and abandonment expenditure recovery in adjusted net earnings from operations.
(5)Non-GAAP Financial Measure. Refer to the "Non-GAAP and other Financial Measures" section of this MD&A.
(6)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(7)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company’s effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for the first quarter of 2022 and the comparable periods included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current corporate income tax and PRT in the North Sea for the first quarter of 2022 and the comparable periods included the impact of carrybacks of abandonment expenditures related to decommissioning activities at the Company's platforms in the North Sea.
The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's reported results of operations, financial position or liquidity.

Canadian Natural Resources Limited	21	Three months ended March 31, 2022

NET CAPITAL EXPENDITURES (1) (2)

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Exploration and Evaluation
Net expenditures	$22	$2	$4
Net property dispositions	(3)	(6)	—
Total Exploration and Evaluation	19	(4)	4
Property, Plant and Equipment
Net property acquisitions	482	973	1
Well drilling, completion and equipping	344	196	266
Production and related facilities	211	180	192
Other	13	23	13
Total Property, Plant and Equipment	1,050	1,372	472
Total Exploration and Production	1,069	1,368	476
Oil Sands Mining and Upgrading
Project costs	45	65	41
Sustaining capital	206	270	186
Turnaround costs	60	23	29
Other	1	1	1
Total Oil Sands Mining and Upgrading	312	359	257
Midstream and Refining	2	3	2
Head office	5	7	6
Abandonments expenditures, net (2)	67	67	67
Net capital expenditures	$1,455	$1,804	$808
By segment
North America	$1,045	$1,301	$419
North Sea	11	48	32
Offshore Africa	13	19	25
Oil Sands Mining and Upgrading	312	359	257
Midstream and Refining	2	3	2
Head office	5	7	6
Abandonments expenditures, net (2)	67	67	67
Net capital expenditures	$1,455	$1,804	$808
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
The Company's strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.
Net capital expenditures for the first quarter of 2022 included base capital expenditures (1) of $844 million and strategic growth capital expenditures (1) of $132 million, in accordance with the Company's capital budget. The Company also completed strategic acquisitions (1) of $482 million of property, plant and equipment during the first quarter of 2022. Net capital expenditures were $808 million for the first quarter of 2021 and $1,804 million for the fourth quarter of 2021.

(1)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on net capital expenditures.

Canadian Natural Resources Limited	22	Three months ended March 31, 2022

2022 Capital Budget
On January 11, 2022, the Company announced its 2022 base capital budget (1) targeted at approximately $3,645 million. The budget also includes incremental strategic growth capital of approximately $700 million that targets to add future production and capacity in the Company's long life low decline thermal in situ and Oil Sands Mining and Upgrading assets.
The 2022 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Drilling Activity (1) (2)

	Three Months Ended
(number of net wells)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net successful natural gas wells	23	9	22
Net successful crude oil wells (3)	56	22	44
Total	79	31	66
Success rate	100%	100%	100%
(1)Includes drilling activity for North America and International segments.
(2)In addition, in the first quarter of 2022, on a net basis, the Company drilled 351 stratigraphic wells and 3 service wells in the Oil Sands Mining and Upgrading segment, as well as 18 stratigraphic and 21 service wells in the Company's thermal oil projects.
(3)Includes bitumen wells.
North America
During the first quarter of 2022, the Company drilled 23 net natural gas wells, 40 net primary heavy crude oil wells, 12 net bitumen (thermal oil) wells, and 4 net light crude oil wells.
LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Adjusted working capital (1)	$281	$(480)	$626
Long-term debt, net (2)	$13,782	$13,950	$19,843
Shareholders’ equity	$38,490	$36,945	$33,231

Debt to book capitalization (2)	26.4%	27.4%	37.4%
After-tax return on average capital employed (3)	18.9%	15.6%	5.1%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at March 31, 2022, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Business Environment" section of this MD&A and in the "Risks and Uncertainties" section of the Company's annual MD&A for the year ended December 31, 2021. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe its internally generated cash flows from operating activities supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.

(1) Forward looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on net capital expenditures.

Canadian Natural Resources Limited	23	Three months ended March 31, 2022

On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
◦During the first quarter of 2022, the Company repaid $1,000 million of 3.31% medium-term notes.
◦During the first quarter of 2022, the Company repaid $500 million of the $1,150 million non-revolving term credit facility, reducing the outstanding balance to $650 million.
◦During the fourth quarter of 2021, the $1,000 million non-revolving term credit facility was fully repaid and amended to allow for a re-draw of the full $1,000 million until March 31, 2022. During the first quarter of 2022, $500 million of the non-revolving term credit facility was redrawn and the remaining $500 million was further amended to a revolving facility, both maturing February 2023.
◦During the first quarter of 2022, the Company discontinued its £5 million demand credit facility related to its North Sea operations.
◦Borrowings under the Company's non-revolving and revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, SOFR, US base rate or Canadian prime rate.
◦The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
◦In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦In July 2021, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
As at March 31, 2022, the Company had undrawn revolving bank credit facilities of $5,590 million. Including cash and cash equivalents and short-term investments, the Company had approximately $6,107 million in liquidity. Additionally, the Company had in place fully drawn non-revolving term credit facilities of $1,150 million. The Company also has certain other dedicated credit facilities supporting letters of credit. At March 31, 2022, the Company had $343 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
As at March 31, 2022, the Company had total US dollar denominated debt with a carrying amount of $11,790 million (US$9,445 million), before transaction costs and original issue discounts. This included $2,178 million (US$1,745 million) hedged by way of a cross currency swap (US$550 million) and foreign currency forwards (US$1,195 million). The fixed repayment amount of these hedging instruments is $2,148 million, resulting in a notional reduction of the carrying amount of the Company’s US dollar denominated debt by approximately $30 million to $11,760 million as at March 31, 2022.

Canadian Natural Resources Limited	24	Three months ended March 31, 2022

Long-term debt, net was $13,782 million at March 31, 2022, resulting in a debt to book capitalization ratio of 26.4% (December 31, 2021 – 27.4%); this ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities are greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company's long-term debt at March 31, 2022 are discussed in note 8 to the financial statements.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at March 31, 2022, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. Further details related to the Company’s commodity derivative financial instruments outstanding at March 31, 2022 are discussed in note 15 to the financial statements.
As at March 31, 2022, the maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$2,740	$500	$3,222	$7,528
Other long-term liabilities (2)	$295	$154	$422	$799
Interest and other financing expense (3)	$629	$572	$1,446	$3,793
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $190 million; one to less than two years, $149 million; two to less than five years, $418 million; and thereafter, $799 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at March 31, 2022.
Share Capital
As at March 31, 2022, there were 1,159,233,000 common shares outstanding (December 31, 2021 – 1,168,369,000 common shares) and 36,794,000 stock options outstanding. As at May 3, 2022, the Company had 1,154,338,000 common shares outstanding and 35,507,000 stock options outstanding.
On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, beginning with the dividend payable on April 5, 2022. On November 3, 2021, the Board of Directors approved a 25% increase in the quarterly dividend to $0.5875 per common share, from $0.47 per common share. On March 3, 2021, the Board of Directors approved an 11% increase in the quarterly dividend to $0.47 per common share, from $0.425 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 8, 2022, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 101,574,207 common shares, representing 10% of the public float, over a 12-month period commencing March 11, 2022 and ending March 10, 2023.
For the three months ended March 31, 2022, the Company purchased 15,750,000 common shares at a weighted average price of $68.78 per common share for a total cost of $1,083 million. Retained earnings were reduced by $943 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2022, the Company purchased 5,750,000 common shares at a weighted average price of $80.81 per common share for a total cost of $465 million.

Canadian Natural Resources Limited	25	Three months ended March 31, 2022

COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at March 31, 2022:

($ millions)	Remaining 2022	2023	2024	2025	2026	Thereafter
Product transportation and processing (1)	$788	$990	$1,023	$958	$899	$11,198
North West Redwater Partnership service toll (2)	$95	$126	$125	$123	$101	$3,834
Offshore vessels and equipment	$47	$32	$—	$—	$—	$—
Field equipment and power	$28	$21	$21	$21	$21	$225
Other	$22	$21	$22	$21	$15	$—
(1)Includes commitments pertaining to a 20-year product transportation agreement on the Trans Mountain Pipeline Expansion.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,648 million of interest payable over the 40-year tolling period, ending in 2058.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in the Company's annual MD&A and audited consolidated financial statements for the year ended December 31, 2021.
CONTROL ENVIRONMENT
There have been no changes to internal control over financial reporting ("ICFR") during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. Due to inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Canadian Natural Resources Limited	26	Three months ended March 31, 2022

NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
Adjusted Net Earnings from Operations
Adjusted net earnings from operations is a non-GAAP financial measure that adjusts net earnings as presented in the Company's consolidated Statements of Earnings, for non-operating items, net of tax. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings from operations is presented below.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net earnings	$3,101	$2,534	$1,377
Share-based compensation, net of tax (1)	526	183	126
Unrealized risk management loss, net of tax (2)	17	10	15
Unrealized foreign exchange gain, net of tax (3)	(156)	(79)	(172)
Gain from investments, net of tax (4)	(83)	(3)	(117)
Other, net of tax (5)	(29)	(19)	(10)
Non-operating items, net of tax	275	92	(158)
Adjusted net earnings from operations	$3,376	$2,626	$1,219
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company's balance sheets and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for the three months ended March 31, 2022 was an expense of $534 million (three months ended December 31, 2021 – $191 million expense, three months ended March 31, 2021 – $129 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily natural gas and foreign exchange. Pre-tax unrealized risk management loss for the three months ended March 31, 2022 was $26 million (three months ended December 31, 2021 – $8 million loss, three months ended March 31, 2021 – $20 million loss).
(3)Unrealized foreign exchange gains result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange gains are the same.
(4)The Company's investments have been accounted for at fair value through profit and loss and are measured each period with gains recognized in net earnings. There is zero net tax impact on these gains from investments.
(5)Other relates to the impact of government grant income under the provincial well-site rehabilitation programs. Pre-tax other for the three months ended March 31, 2022 was $38 million (three months ended December 31, 2021 – $25 million, three months ended March 31, 2021 – $13 million).

Canadian Natural Resources Limited	27	Three months ended March 31, 2022

Adjusted Funds Flow
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. A reconciliation for adjusted funds flow, from cash flows from operating activities is presented below.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Cash flows from operating activities	$2,853	$4,712	$2,536
Net change in non-cash working capital	1,940	(420)	10
Abandonment expenditures, net (1)	67	67	67
Movements in other long-term assets (2)	115	(21)	99
Adjusted funds flow	$4,975	$4,338	$2,712
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section below.
(2)Includes the unamortized cost of the share bonus program.
Adjusted Net Earnings from Operations and Adjusted Funds Flow, Per Share (Basic and Diluted)
Adjusted net earnings from operations and adjusted funds flow, per share (basic and diluted), are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 14 to the financial statements.
Abandonment Expenditures, net
Abandonment expenditures, net, is a non-GAAP financial measure that represents the abandonment expenditures to settle asset retirement obligations as reflected in the Company’s annual capital budget. Abandonment expenditures, net is calculated as abandonment expenditures, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the impact of government grant income under the provincial well-site rehabilitation programs. A reconciliation of abandonment expenditures, net is presented below.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Abandonment expenditures	$105	$92	$80
Government grants for abandonment expenditures	(38)	(25)	(13)
Abandonment expenditures, net	$67	$67	$67
Netback
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the "Operating Highlights – Exploration and Production" section of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs, natural gas and on a total barrels of oil equivalent basis.
The netback calculations include the non-GAAP financial measures: realized price and transportation, reconciled below to their respective line item in note 17 to the financial statements.

Canadian Natural Resources Limited	28	Three months ended March 31, 2022

Realized Price ($/bbl and $/BOE) – Exploration and Production
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales include the impact of blending costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

	Three Months Ended
($ millions, except bbl/d and $/bbl)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs (bbl/d)
North America	494,810	490,448	477,768
International
North Sea	11,245	21,360	29,566
Offshore Africa	18,550	5,624	10,843
Total International	29,795	26,984	40,409
Total Sales volumes	524,605	517,432	518,177

Crude oil and NGLs sales (1)	$5,883	$4,667	$3,373
Less: Blending costs (2)	1,466	1,202	916
Realized crude oil and NGLs sales	$4,417	$3,465	$2,457
Realized price ($/bbl)	$93.54	$72.81	$52.68
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

	Three Months Ended
($ millions, except BOE/d and $/BOE)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Barrels of oil equivalent (BOE/d)
North America	826,161	797,185	741,904
International
North Sea	11,720	21,940	30,180
Offshore Africa	21,095	7,781	12,444
Total International	32,815	29,721	42,624
Total Sales volumes	858,976	826,906	784,528

Barrels of oil equivalent sales (1)	$6,832	$5,581	$3,865
Less: Blending costs (2)	1,466	1,202	916
Less: Sulphur (income) expense	(19)	(12)	(2)
Realized barrels of oil equivalent sales	$5,385	$4,391	$2,951
Realized price ($/BOE)	$69.66	$57.72	$41.80
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 17 to the financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

Canadian Natural Resources Limited	29	Three months ended March 31, 2022

Transportation – Exploration and Production
Transportation ($/BOE, $/bbl and $/Mcf) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by the respective sales volumes. The Company calculates transportation to demonstrate its cost to deliver products to the market excluding the impact of blending costs. A reconciliation for Exploration and Production transportation and the calculations for transportation are presented below.

	Three Months Ended
($ millions, except $ per unit amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Transportation, blending and feedstock (1)	$1,754	$1,461	$1,148
Less: Blending costs	1,466	1,202	916
Transportation	$288	$259	$232
Transportation ($/BOE)	$3.72	$3.40	$3.29

Amounts attributed to crude oil and NGLs	$197	$187	$166
Transportation ($/bbl)	$4.18	$3.93	$3.56
Amounts attributed to natural gas	$91	$72	$66
Transportation ($/Mcf)	$0.50	$0.42	$0.46
(1)Transportation, blending and feedstock in note 17 to the financial statements.
North America – Realized Product Prices and Royalties
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales include the impact of blending costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
Crude oil and NGLs royalty rate is a non-GAAP ratio that is calculated as crude oil and NGLs royalties divided by realized crude oil and NGLs sales. The Company considers crude oil and NGLs royalty rate a key measure in evaluating its performance, as it describes the Company’s royalties for crude oil and NGLs sales volumes on a per unit basis.
A reconciliation for North America realized crude oil and NGLs sales and the calculations for realized crude oil and NGLs prices and the royalty rates are presented below.

	Three Months Ended
($ millions, except $/bbl and royalty rates)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs sales (1)	$5,539	$4,431	$3,095
Less: Blending costs (2)	1,466	1,202	916
Realized crude oil and NGLs sales	$4,073	$3,229	$2,179
Realized crude oil and NGLs prices ($/bbl)	$91.44	$71.57	$50.67

Crude oil and NGLs royalties (3)	$830	$506	$262
Crude oil and NGLs royalty rates	20%	16%	12%
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 17 to the financial statements.

Canadian Natural Resources Limited	30	Three months ended March 31, 2022

Realized Product Prices and Transportation – Oil Sands Mining and Upgrading
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure) including the impact of blending and feedstock costs, divided by SCO sales volumes. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Transportation ($/bbl) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by SCO sales volumes. The Company calculates transportation to demonstrate its cost to deliver product to the market excluding the impact of blending and feedstock costs.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and transportation and the calculations for realized SCO sales price and transportation are presented below.

	Three Months Ended
($ millions, except for bbl/d and $/bbl)	Mar 31 2022	Dec 31 2021	Mar 31 2021
SCO sales volumes (bbl/d)	441,324	483,972	469,953

Crude oil and NGLs sales (1)	$4,851	$4,408	$2,983
Less: Blending and feedstock costs	401	468	250
Realized SCO sales	$4,450	$3,940	$2,733
Realized SCO sales price ($/bbl)	$112.05	$88.48	$64.60

Transportation, blending and feedstock (2)	$463	$527	$297
Less: Blending and feedstock costs	401	468	250
Transportation	$62	$59	$47
Transportation ($/bbl)	$1.55	$1.33	$1.10
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Transportation, blending and feedstock in note 17 to the financial statements.
Net Capital Expenditures
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures including the impact of government grant income under the provincial well-site rehabilitation programs, and the settlement of long-term debt assumed in acquisitions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company’s annual capital budget. A reconciliation of net capital expenditures is presented below.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Cash flows used in investing activities	$1,251	$1,615	$648
Net change in non-cash working capital	137	(61)	93
Capital expenditures	1,388	1,554	741
Abandonment expenditures, net (1)	67	67	67
Settlement of long-term debt acquired (2)	—	183	—
Net capital expenditures (3)	$1,455	$1,804	$808
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section above.
(2)Relates to the settlement of long-term debt assumed in the acquisition of Storm Resources Ltd. in the fourth quarter of 2021.
(3)Includes base capital expenditures of $844 million, net property, plant and equipment acquisitions and net exploration and evaluation asset dispositions of $479 million, and strategic growth capital expenditures of $132 million. Strategic growth capital expenditures represent the allocation of the Company's free cash flow that will be directed to strategic capital growth opportunities that target to increase production volumes in future periods and that exceed the Company's base capital expenditures for the current fiscal year, as outlined in the Company's capital budget.

Canadian Natural Resources Limited	31	Three months ended March 31, 2022

Liquidity
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The following is the Company’s calculation of liquidity:

($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Undrawn bank credit facilities	$5,590	$6,098	$4,959
Cash and cash equivalents	125	744	166
Investments	392	309	422
Liquidity	$6,107	$7,151	$5,547
Long-term Debt, net
Long-term debt, net, is a capital management measure that represents long-term debt less cash and cash equivalents, as disclosed in note 13 to the financial statements.
Debt to Book Capitalization
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 13 to the financial statements.
After-Tax Return on Average Capital Employed
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company’s ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Interest adjusted after-tax return:
Net earnings, 12 months trailing	$9,388	$7,664	$2,224
Interest and other financing expense, net of tax, 12 months trailing (1)	531	547	559
Interest adjusted after-tax return	$9,919	$8,211	$2,783

12 months average current portion long-term debt (2)	$1,762	$1,483	$1,718
12 months average long-term debt (2)	14,981	16,769	20,091
12 months average common shareholders' equity (2)	35,680	34,458	32,674
12 months average capital employed	$52,423	$52,710	$54,483

After-tax return on average capital employed	18.9%	15.6%	5.1%
(1)The blended tax rate on interest was 23% for March 31, 2022, December 31, 2021, and March 31, 2021.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural Resources Limited	32	Three months ended March 31, 2022